
June 26, 2013

Via E-mail
Heath B. Clarke
Chairman and Chief Executive Officer
Local Corporation
7555 Irvine Center Drive
Irvine, CA 92618

> **Re:** **Local Corporation**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed June 12, 2013**
> **File No. 333-188383**

Dear Mr. Clarke:

We have limited our review of your registration statement to those issues we have addressed in our comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated May 24, 2013

Cover Page

1. Regarding your revisions to prior comment 4, the cover page does not reference your right to pay obligations under the notes with stock valued at 93% of its then current market price. As such payments would require increasingly large numbers of shares as the price of your stock decreases, please provide a concise reference to this provision on the cover page. Clarify whether the prospectus may be used for resales of shares issued in that manner, as applicable. In addition, expand the disclosure in the risk factor on page 23 or on page 27 to describe the potential effects of this provision.

Risk Factors

The conversion price of the Convertible Notes can fluctuate…, page 23

2. Please provide further examples of the potential impact of issuances of common stock at declining prices. In this regard, we note your disclosure on page 48 of your Schedule 14A filed June 18, 2013.

Selling Stockholders

The Warrants, page 27

3. Regarding the volume weighted price-adjustment provisions related to the Warrants in

Section 4.3 of exhibit 4.3, please expand your disclosure to describe the types of events that trigger a reduction in the exercise price and concisely explain how the exercise price is adjusted and the intended economic impact of the market-price dependent adjustments. Consider providing one or two examples to provide a readily understandable, concrete example of the potential exercise price decreases and offered share increases through the operation of this provision.

Please contact Gabriel Eckstein at (202) 551-3286 or in his absence, the undersigned at (202) 551-3462 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: Via E-mail
        Scott D. Olson, Esq.